Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

November 10, 2014

Via EDGAR and FedEx

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Moto, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed on October 16, 2014
File No. 333-195710

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
Amendment No. 1 to Forms 10-Q for Fiscal Quarters Ended March 31 and
June 30, 2014
Filed on October 29, 2014
File No. 000-54694

Dear Ms. Mills-Apenteng:

            On behalf of World Moto, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated November 7, 2014, relating to the Company’s Amendment No. 6 to the Registration Statement on Form S-1 filed on October 16, 2014 (“Amendment No. 6”), the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2013 (“Amended 10-K”) and Amendment No. 1 to Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2014 filed on October 29, 2014 (“Amended 10-Qs”). The responses below have been numbered to correspond with the comments in your November 7, 2014 letter. We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Form 10-Q for the Fiscal Quarter Ended March 31, 2014.

General

1.        Tell us your consideration of filing an Item 4.02 Form 8-K to report the restatements noted in your amended filings dated October 29, 2014. Your response should include your analysis of SAB Topic 1.M.

Company Response 1:

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2014

The Company respectfully informs the Staff that it will be filing a Current Report on Form 8-K under Item 4.02 in connection with its restatement of the consolidated balance sheets of the Company as of December 31, 2013, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2013, as well as the Company’s consolidated financial statements for the quarterly periods ended March 31, 2014 and June 30, 2014.

As stated in SAB Topic 1.M, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” After re-evaluating the materiality of the restatements in our Amended 10-K and Amended 10-Qs under the definition stated above, the Company has concluded that the originally issued financial statements mentioned above should no longer be relied upon, and that such restatements are required to be disclosed in a Current Report on Form 8-K under Item 4.02.

2.        We refer to your liquidity and capital resources disclosure included in your amended Form 10-K for the fiscal year ended December 31, 2013 and your Forms 10-Q for the quarters ended March 31 and June 30, 2014. Where your cash resources are inadequate to fund your liquidity needs for at least 12 months, please include a clear statement disclosing the number of months that your available cash resources as of the applicable period will fund, without assuming the receipt of funds from equity or debt financing. Please confirm that you will include disclosure to this effect, as you do in the subject registration statement on Form S-1, in future periodic reports. See Instruction 5 to Item 303(a) of Regulation S-K.

Company Response 2:

The Company respectfully confirms to the Staff that this disclosure will be included in its future periodic reports.

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2014 Note 4 – Restatements

3.        Please expand your footnote disclosure to explain the events that relate to the restatement of revenues to unearned revenues. Refer to your response to prior comment 1 in your response letter dated August 6, 2014.

Company Response 3:

The Company respectfully informs the Staff that the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 has been revised accordingly.

***

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2014

            We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

            If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2014

ACKNOWLEDGEMENT

In connection with World Moto, Inc.’s (the “Company”) letter dated November 10, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WORLD MOTO, INC.

/s/ Paul Giles
Paul Giles
President